================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 16)

                         ------------------------------

                              HERCULES INCORPORATED
                                (Name of Issuer)

COMMON STOCK, $25/48 STATED VALUE PER SHARE                       427056106
      (Title of class of securities)                            (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  JULY 25, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 16 Pages)


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

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                   Page 2 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       ISP INVESTCO LLC
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Delaware
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                          9,893,700
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                                0
BENEFICIALLY
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                     9,893,700
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                           0
PERSON WITH
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,893,700
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.93%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               OO
-------------   ------------------------------------------------------------------------------------------------------

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                   Page 3 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       INTERNATIONAL SPECIALTY HOLDINGS INC.
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Delaware
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                                  0
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                        9,893,700
BENEFICIALLY                                                                                       (See Item 5)
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                             0
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                   9,893,700
PERSON WITH                                                                                        (See Item 5)
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,893,700
                                                                                                   (See Item 5)
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.93%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               CO
-------------   ------------------------------------------------------------------------------------------------------

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                   Page 4 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       INTERNATIONAL SPECIALTY PRODUCTS INC.
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Delaware
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                                  0
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                        9,893,700
BENEFICIALLY                                                                                       (See Item 5)
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                             0
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                   9,893,700
PERSON WITH                                                                                        (See Item 5)
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,893,700
                                                                                                   (See Item 5)
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.93%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               CO
-------------   ------------------------------------------------------------------------------------------------------

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                   Page 5 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       SAMUEL J. HEYMAN
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     USA
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                             11,948*
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                        9,893,700
BENEFICIALLY                                                                                       (See Item 5)
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                        11,948*
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                   9,893,700
PERSON WITH                                                                                        (See Item 5)
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,905,648*
                                                                                                   (See Item 5)
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.95%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               IN
-------------   ------------------------------------------------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                   Page 6 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       SUNIL KUMAR
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     USA
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                             25,987*
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                                0
BENEFICIALLY
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                        25,987*
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                           0
PERSON WITH
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                               25,987*
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.02%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               IN
-------------   ------------------------------------------------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                   Page 7 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       GLORIA SCHAFFER
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     USA
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                              7,828*
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                                0
BENEFICIALLY
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                         7,828*
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                           0
PERSON WITH
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                7,828*
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.01%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               IN
-------------   ------------------------------------------------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                   Page 8 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       RAYMOND S. TROUBH
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     USA
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                             19,948*
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                                0
BENEFICIALLY
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                        19,948*
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                           0
PERSON WITH
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                               19,948*
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.02%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               IN
-------------   ------------------------------------------------------------------------------------------------------

* Includes 3,000 options granted pursuant to the Non-employee Directors Stock Accumulation Plan which are exercisable between 11/5/02 and 11/5/11 at an exercise price of $8.52.

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                   Page 9 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       HARRY FIELDS
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     USA
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                              1,000
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                                0
BENEFICIALLY
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                         1,000
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                           0
PERSON WITH
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                1,000
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.001%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               IN
-------------   ------------------------------------------------------------------------------------------------------

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                  Page 10 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       ANTHONY KRONMAN
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     USA
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                              1,000
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                                0
BENEFICIALLY
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                         1,000
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                           0
PERSON WITH
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                1,000
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.001%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               IN
-------------   ------------------------------------------------------------------------------------------------------

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                  Page 11 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       VINCENT TESE
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     USA
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                              1,000
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                                0
BENEFICIALLY
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                         1,000
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                           0
PERSON WITH
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                1,000
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.001%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               IN
-------------   ------------------------------------------------------------------------------------------------------

--------------------------                           --------------------------
CUSIP No. 427056106                   13D                  Page 12 of 16 Pages
--------------------------                           --------------------------

-------------   ------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                       GERALD TSAI, JR.
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
-------------   ------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) |X|
                                                                                                     (b) |_|
-------------   ------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   ------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                  OO
-------------   ------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                  |_|
-------------   ------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     USA
-------------   ------------------------------------------------------------------------------------------------------
                        7               SOLE VOTING POWER:                                             10,000
 NUMBER OF
   SHARES       -------------------     ------------------------------------------------------------------------------
                        8               SHARED VOTING POWER:                                                0
BENEFICIALLY
  OWNED BY      -------------------     ------------------------------------------------------------------------------
                        9               SOLE DISPOSITIVE POWER:                                        10,000
    EACH
 REPORTING      -------------------     ------------------------------------------------------------------------------
                        10              SHARED DISPOSITIVE POWER:                                           0
PERSON WITH
-------------   ------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                               10,000
-------------   ------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          |_|
-------------   ------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.01%
-------------   ------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                               IN
-------------   ------------------------------------------------------------------------------------------------------

               This Amendment No. 16 ("Amendment No. 16") is being filed by and on behalf of Samuel J. Heyman ("Mr. Heyman"), Raymond S. Troubh ("Mr. Troubh"), Sunil Kumar ("Mr. Kumar"), Gloria Schaffer ("Ms. Schaffer" and, collectively with Mr. Heyman, Mr. Kumar and Mr. Troubh, the "Minority Directors"), Harry Fields ("Mr. Fields"), Anthony T. Kronman ("Mr. Kronman"), Vincent Tese ("Mr. Tese") and Gerald Tsai, Jr. ("Mr. Tsai" and, collectively with Mr. Fields, Mr. Kronman and Mr. Tese, the "Committee Nominees"), ISP Investco LLC, a Delaware limited liability company ("Investco"), International Specialty Holdings Inc., a Delaware corporation ("Holdings"), and International Specialty Products Inc., a Delaware corporation ("ISP" and, collectively with the Minority Directors, the Committee Nominees, Investco and Holdings, the "Reporting Persons"), and it amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, as amended by Amendment No. 1 filed on October 11, 2000, Amendment No. 2 filed on January 23, 2001, Amendment No. 3 filed on February 7, 2001, Amendment No. 4 filed on February 20, 2001, Amendment No. 5 filed on February 28, 2001, Amendment No. 6 filed on March 7, 2001, Amendment No. 7 filed on March 9, 2001, Amendment No. 8 filed on March 12, 2001, Amendment No. 9 filed on April 4, 2001, Amendment No. 10 filed on April 11, 2001, Amendment No. 11 filed on April 13, 2001, Amendment No. 12 filed on August 2, 2001, Amendment No. 13 filed on February 12, 2003, Amendment No. 14 filed on March 20, 2003 and Amendment No. 15 filed on July 15, 2003, with respect to the ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated ("Hercules" or the "Company"). As provided in the Joint Filing Agreement previously filed as an exhibit, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, to file one Statement on Schedule 13D with respect to their ownership of Common Stock. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 4.      PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

         On July 25, 2003, Mr. Heyman, on behalf of The Hercules Shareholders' Committee for New Management (the "Committee"), announced that the Committee had withdrawn its nominees for election to the Hercules Board of Directors and was terminating its solicitation of proxies. Mr. Heyman announced at the same time that Mr. Heyman, Ms. Schaffer, Mr. Troubh and Mr. Kumar, were resigning from the Hercules Board of Directors, effective immediately.

         In light of the foregoing, ISP will not proceed with its previously announced plan to commence a tender offer to purchase five million shares of Common Stock at $12 per share and purchase five million additional shares of Common Stock in the open market thereafter, which plan had been conditioned upon all four of the Committee's nominees being elected.

                               Page 13 of 16 Pages

         While ISP has not made a determination at this time with respect to its continued beneficial ownership of shares of Common Stock, it intends to review its investment and may dispose of some or all of the shares of Common Stock beneficially owned by it either in the open market, privately-negotiated transactions, or otherwise. The timing of any such dispositions, if made, and the manner in which any such dispositions would be effected will depend on a variety of factors, including, without limitation, market conditions, the trading prices of the Common Stock, the availability of alternative investment opportunities, and such other factors as ISP may consider.

         As a result of (i) the Committee's withdrawal of its nominees, and (ii) the resignations from the Hercules Board, the Committee has disbanded, and the Committee Nominees, Mr. Troubh, Mr. Kumar and Ms. Schaffer are no longer Reporting Persons, and this constitutes the final amendment of this Schedule 13D with respect to such persons.


                               Page 14 of 16 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 28, 2003

                               ISP INVESTCO LLC
                               By:  International Specialty Holdings Inc.,
                               its Sole Member


                               By: /s/ RICHARD A. WEINBERG
                                   ---------------------------------------------
                                   Richard A. Weinberg
                                   Executive Vice President, General Counsel
                                   and Secretary



                               INTERNATIONAL SPECIALTY HOLDINGS INC.


                               By: /s/ RICHARD A. WEINBERG
                                   --------------------------------------------
                                   Richard A. Weinberg
                                   Executive Vice President, General Counsel
                                   and Secretary



                               INTERNATIONAL SPECIALTY PRODUCTS INC.


                               By: /s/ RICHARD A. WEINBERG
                                   ---------------------------------------------
                                   Richard A. Weinberg
                                   Executive Vice President, General Counsel
                                   and Secretary



                                   /s/ SAMUEL J. HEYMAN
                                   ---------------------------------------------
                                   SAMUEL J. HEYMAN




                               Page 15 of 16 Pages

                                   /s/ SUNIL KUMAR
                                   ---------------------------------------------
                                   SUNIL KUMAR



                                   /s/ GLORIA SCHAFFER
                                   ---------------------------------------------
                                   GLORIA SCHAFFER



                                   /s/ RAYMOND S. TROUBH
                                   ---------------------------------------------
                                   RAYMOND S. TROUBH



                                   /s/ HARRY FIELDS
                                   ---------------------------------------------
                                   HARRY FIELDS



                                   /s/ ANTHONY T. KRONMAN
                                   ---------------------------------------------
                                   ANTHONY T. KRONMAN



                                   /s/ VINCENT TESE
                                   ---------------------------------------------
                                   VINCENT TESE



                                   /s/ GERALD TSAI, JR.
                                   ---------------------------------------------
                                   GERALD TSAI, JR.



                               Page 16 of 16 Pages